UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-43

CUSIP NUMBER 370442105

(Check One)	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MOTORS LIQUIDATION COMPANY
Full Name of Registrant

GENERAL MOTORS CORPORATION
Former Name if Applicable

300 Renaissance Center Mail Code 482-C37-A99
Address of Principal Executive Office (Street and Number)

Detroit, Michigan 48265-3000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On June 29, 2009, Motors Liquidation Company, formerly known as General Motors Corporation (the “Company”), filed a Form 12b-25 indicating that additional time to complete its Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008 on Form 11-K for the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the “Plan”) was necessary. As previously reported, volatility within the markets throughout 2008 significantly affected the valuation of Plan assets as well as the redemption patterns of Plan participants and this volatility, coupled with recent restructuring initiatives necessitated additional time to collect, compile and analyze data related to certain Plan investments as well as Plan participant activity. Motors Liquidation Company is filing this amendment to its Form 12b-25 because it will not file an Annual Report on Form 11-K for the Plan as it eliminated the ability of employees to purchase or hold shares of the Company’s Common Stock under the Plan and deregistered any and all Common Stock of the Company and associated plan interests that have not been sold and were previously registered for issuance.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Albert A. Koch	(313)	665-2013
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOTORS LIQUIDATION COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 14, 2009	By:	/s/ Albert A. Koch
		Name:	Albert A. Koch
		Title:	President and Chief Executive Officer